Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CPI International, Inc.:

We consent to the use in this Registration Statement on Form S-4 of CPI International, Inc. and subsidiaries (CPI) of our report dated December 10, 2010, except as to note 15 and 16, as to which the date is April 7, 2011, with respect to the consolidated balance sheets of CPI as of October 1, 2010 and October 2, 2009, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 1, 2010 and the effectiveness of internal control over financial reporting, as of October 1, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Mountain View, California

June 20, 2011